AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2005

                   INVESTMENT COMPANY ACT FILE NO. 811-21630
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)

                           NT ALPHA STRATEGIES FUND
               ------------------------------------------------
                               (NAME OF ISSUER)


                           NT ALPHA STRATEGIES FUND
               ------------------------------------------------
                     (NAMES OF PERSON(S) FILING STATEMENT)

                      INVESTMENT COMPANY COMMON INTERESTS
                      -----------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     ------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                              JOSEPH W. MCINERNEY
                           NT ALPHA STRATEGIES FUND
                           50 SOUTH LA SALLE STREET
                            CHICAGO, ILLINOIS 60675
                                (312) 630-6000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                 --------------------------------------------
                                  COPIES TO:
                            PHILIP H. HARRIS, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                           NEW YORK, NEW YORK 10036

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of NT Alpha Strategies Fund (the "Fund") relating to an offer to purchase (the "Offer") up to $60,159,018 of common interests ("Interests") in the Fund or portions thereof pursuant to tenders by unitholders of the Fund ("Unitholders") at a price equal to the net asset value of Interests as of March 31, 2005 and originally filed with the Securities and Exchange Commission on February 8, 2005, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central Time, on March 10, 2005 (the "Expiration Date"). Pursuant to the Offer, $0.00 (zero) of Interests were tendered and accepted by the Fund, at a net asset value of $0.00 (zero), as determined as of March 31, 2005. The net asset value per interest was $10.28 at the time the Offer expired.


                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             NT ALPHA STRATEGIES FUND



                                             By:  /s/ Joseph W. McInerney
                                                  ------------------------------
                                                  Joseph W. McInerney
                                                  President